Exhibit 99.5
CONSENT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
We consent to the use in this Annual Report on Form 40-F and incorporation by reference in the Registration Statement on Form S-8 (No. 333-109970 and No. 333-141316) of our report dated March 29, 2010, relating to the financial statements and financial statement schedules of Gerdau Ameristeel Corporation and the effectiveness of Gerdau Ameristeel Corporation’s internal control over financial reporting appearing in the Annual Report on Form 40-F for the year ended December 31, 2009.
We also consent to the reference to us under the heading “Auditors, Transfer Agent, and Registrar” and “Interest of Experts” in the Annual Information Form in this Annual Report on Form 40-F.
/s/ Deloitte & Touche LLP
March 29, 2010